GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

Tel: +(86) 10-87700500

June 17, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Wray

Re:	Glory Star New Media Group Holdings Limited

Registration Statement on Form F-1 (No. 333-256688)

Request for Acceleration

Requested Date:     June 21, 2021

Requested Time:    4:30 p.m. Eastern Time

Ladies and Gentlemen:

Glory Star New Media Group Holdings Limited hereby requests that the effective date of its Registration Statement on Form F-1 (File No. 333-256688) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on June 21, 2021, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel John P. Yung of Lewis Brisbois at (916) 646-8288.

Very Truly Yours,
Glory Star New Media Group Holdings Limited

/s/ Zhang Bing
Zhang Bing,
Chief Executive Officer